Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-146437 October 19, 2007

Longtop Financial Technologies Limited

Longtop Financial Technologies Limited, or Longtop, has filed a registration statement on Form F-1, including a prospectus (the “Prospectus”), with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Longtop has filed with the SEC for more complete information about Longtop and this offering. Investors should rely upon the Prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Longtop has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Longtop, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Goldman Sachs (Asia) L.L.C. 1-866-471-2526 or Deutsche Bank Securities, Inc. 1-800-503-4611 (calling these numbers is not toll free outside the United States). You may also access Longtop’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1412494/000119312507221983/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to our Registration Statement dated the date hereof. References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in the above-referenced Amendment No. 2.

Increase in the Initial Public Offering Price Range for the ADSs

The proposed initial public offering price range for the ADSs has increased from between $12 and $14 per ADS, as stated in our Preliminary Prospectus dated October 9, 2007, to between $14 and $16 per ADS.

Resignation of Yaoqing Chen from Our Board of Directors and Compensation Committee

Yaoqing Chen tendered his resignation from the board of directors and the compensation committee on October 19, 2007. Mr. Chen will continue to serve as a consultant to our company. We will appoint a replacement independent director as soon as reasonably practicable.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $116.3 million, or approximately $122.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $15.00 per ADS (the midpoint of the range shown on the front cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) the net proceeds to us from this offering by $7.9 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering as follows:

•	approximately $25 million to acquire an office building in Xiamen;

•

approximately $10 to $20 million for acquisitions of IT service companies, including approximately $3.4 million in cash and potentially an additional $2.6 million in cash earn-out payment in connection with the acquisition of FEnet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Acquisitions and Strategic Alliances.” Other than the FEnet acquisition, we currently do not have any agreements or understandings to make any material acquisitions of, or investments in, any business;

•	approximately $30 million to pay a previously declared dividend. See “Dividend Policy;” and

•	the balance of the proceeds for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use, as described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. These consequences are described in more detail in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (i) dividend distributions to our existing shareholders in connection with the disposition of LTI and its outsourcing business; (ii) the payment of a $30 million cash dividend declared to our existing shareholders and payable upon the closing of this offering; and (iii) the issuance of an additional 95,856 series B preferred shares on September 5, 2007 to reflect our intended capitalization at the time we initially issued our series B preferred shares in December 2006. See “Dividend Policy” and Note 2 to our unaudited consolidated financial statements for the three months ended June 30, 2007.

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments above, (ii) the automatic conversion of all of our outstanding preferred shares into 10,313,862 ordinary shares automatically upon the closing of this Offering; and (iii) the sale of 8,529,500 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the estimated range of the initial public offering price after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma, As Adjusted
	($ in thousands)
Debt:
Secured	178	178	178

Mezzanine equity:
Series A convertible redeemable preferred shares ($0.01 par value, 6,360,001 shares authorized, issued and outstanding)	23,214	23,214	—
Series B convertible redeemable preferred shares ($0.01 par value, 3,858,005 and 3,953,861 shares authorized, issued and outstanding, respectively)	24,673	24,673	—

Shareholders’ equity:
Ordinary shares ($0.01 par value, 68,640,000 shares authorized, 29,705,267 shares issued and outstanding, and 47,500,377 shares issued and outstanding on a pro forma basis)	297	304	493
Additional paid-in capital	19,382	12,118	176,128
Retained earnings	26,749	—	—
Accumulated other comprehensive income	3,339	3,339	3,339

Total shareholders’ equity	49,767	15,761	179,960

Total capitalization	97,832	63,826	180,138

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 would increase (decrease) each of additional paid-in capital, total shareholders equity and total capitalization by $7,931,970.

Information in the above table excludes 8,550,000 ordinary shares reserved for issuance under our 2005 long-term incentive plan.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our convertible preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Our net tangible book value as of June 30, 2007 was approximately $90.0 million, or $3.03 per ordinary share and ADS as of that date.

Adjusted net tangible book value as of June 30, 2007 was approximately $56.0 million, or $1.88 per share and ADS being our net book value as of that date adjusted to reflect (i) dividend distributions to our existing shareholders in connection with the disposition of LTI and its outsourcing business; (ii) the payment of a $30 million cash dividend declared and payable to our shareholders upon the closing of this offering and (iii) the issuance of an additional 95,856 series B preferred shares on September 5, 2007 to reflect our intended capitalization at the time we initially issued our series B preferred shares in December 2006. See “Dividend Policy” and Note 2 to our unaudited consolidated financial statements for the three months ended June 30, 2007.

Dilution is determined by subtracting adjusted net tangible book value per ordinary share, after giving effect to the conversion of all outstanding convertible preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in adjusted net tangible book value after June 30, 2007, other than to give effect to the conversion of all outstanding series A and B redeemable, convertible preferred shares into ordinary shares upon the completion of this offering and our sale of the ADSs offered in this offering at the initial public offering price of $15.00 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma adjusted net tangible book value as of June 30, 2007 would have been $172.3 million, or $3.55 per outstanding ordinary share and ADS. This represents an immediate increase in adjusted net tangible book value of $1.66 per ordinary share and ADS, to the existing shareholders and an immediate dilution in adjusted net tangible book value of $11.45 per ordinary share and ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Ordinary Share/ADS
Assumed initial public offering price	$15.00
Adjusted net tangible book value per share as of June 30, 2007	$1.88
Pro forma adjusted net tangible book value per share after giving effect to the conversion of our preferred shares	$1.40
Pro forma adjusted net tangible book value per share after giving effect to the conversion of our preferred shares and this offering	$3.55
Amount of dilution in adjusted net tangible book value per share to new investors in the offering	$11.45

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders, including holders of our preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise by the underwriters of their option to purchase additional ADSs.

	Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share
	Number		Percent	Amount	Percent
Existing shareholders	40,019,128	(1)	82.4%	$49,767	30.0%	$1.24
New investors	8,529,500		17.6%	$116,312	70.0%	$13.64

Total	48,548,628		100.0%	$166,079	100.0%

(1)	Includes 95,856 series B preferred shares issued on September 5, 2007 to reflect our intended capitalization at the time we initially issued our series B preferred shares in December 2006.

A $1.00 increase (decrease) in the assumed public offering price of $15.00 per ADS would increase (decrease) our pro forma adjusted net tangible book value after giving effect to the offering by $7.9 million, the pro forma adjusted net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preferred shares and this offering by $0.16 per ordinary share and ADS and the dilution in pro forma adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $0.84 per ordinary share and ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our adjusted net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 3,580,740 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.17 per share, and there were 4,427,610 ordinary shares available for future issuance upon the exercise of future grants under our 2005 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.